MAIL STOP 3561


      	February 28, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha`ayin 48901 Israel

      Re:	Fortissimo Acquisition Corp.
      Registration Statement on Form S-1
   File No. 333-131417
		Filed on January 31, 2006

Dear Mr. Cohen:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.


2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that have recently been registered with the Commission.
With a
view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those that involve an underwriter or attorney of Fortissimo Acquisition Corp. Additionally, please identify the Securities Act form that the companies filed; the file number of the filing, if applicable; the date of effectiveness; and the status of the offering thus far.
In
particular, state the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist us, please provide the information in a tabular format. We may have further comment.

3. We note you are also registering the resale of the insider units.
Please revise to provide the disclosure required by Item 507 of Regulation S-K. To the extent that the units are not transferable, the limitation is contractual and not one enforceable under the federal securities laws. Please revise to clarify that distinction.
Also, clarify if the restriction can be waived by the party to the agreement opposite FCF.

Inside Front Cover Page of Prospectus

4. We note the statement that the "information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of our common stock." It is not clear what period of time this statement is meant to address. If the distribution of units is not complete, it would appear that you would have a duty to update the prospectus of material changes to your business. See the undertakings in Part II of the Registration Statement. Please advise.

Prospectus Summary, page 7

5. Please define your use of the term "liquidity events." Provide similar disclosure in the business section.

6. We note the disclosure here and in the proposed business section highlighting the reasons you will target an Israeli company or company that can benefit from moving its operations to Israel. Many of the highlights focus on the technology and research industries. Considering you are not restricted to any specific industry, such disclosure creates an implication that you will acquire a company that focuses on technology and/or research. If you were to acquire a company that is neither a technology or research company, your disclosure concerning the specific advantages would not be relevant even though investors have relied on such disclosure. Please revise your disclosure to remove such speculative language or revise to include language to clarify if there are advantages to operating in
Israel in every other industry.

7. It would appear from your disclosure here and in your Item 101 and
401 of Regulation S-K that your "expertise" is in the technology and/or research industries. Because you are not limited to any specific industry, please revise in the appropriate section to explain how you plan to conduct your search. Do you plan to initially focus on technology and research industry? If so, is there a time or monetary threshold that would trigger your considering of companies in neither industry? Revise to explain how you will evaluate a company that management does not have expertise in.

8. Please revise here and where appropriate to confirm, if true, that the company will not enter into a business combination unless the target already has operations in Israel or agrees to establish operations in Israel.

9. Please revise here and/or where appropriate to clarify what constitutes having operations in Israel. Is there a percentage or asset quantifiable measure?

10. We note the disclosure on page two and in your proposed business section that you "believe that the costs, risks and management disruption involved in the traditional initial public offering process makes a transaction with [you] an attractive alternative exit strategy." First please revise to clarify your use of the term "exit strategy." Second, it appears that the noted disclosure implies that merging with you is more beneficial than a private company engaging in its own public offering. If that is the implication you intend to convey, please revise to clarify how that is the case considering you are a company that has no business or operations, yet will be able to consummate an initial public offering.

11. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company`s view the
20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment

Risk Factors, page 11

12. Please revise to include a risk factor to address the risk that management will have to evaluate a company that is not within an area of their expertise.

13. Please revise to include a risk factor to specifically address the disadvantage in negotiations you will have due to the time limit imposed by the term of this offering. For example, a target company negotiating with you towards the expiration period would have an advantage in negotiations because of your time constraints.

14. Please fill in the information in risk factor five and update as necessary in subsequent amendments.

15. Please revise the subheadings to risk factors 9 and 27 to clearly state the risk to the company and/or investors.

16. Risk factor 10 appears to address two separate risks: first, the risk associated with the issuance of shares, and second, the risk associated with the issuance of debt. Please revise to separate the risks.

17. Please revise risk factor 11 to clearly name any officers and/or directors that may stay with the company following a business combination. Also, since any employment or consulting arrangements will be determined at the same time as a business combination is being negotiated, please explain the basis for the statement that "the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination." We may have further comment.

18. In risk factor 13, we note that "FCF and each of [your] officers and directors has agreed that they will present all suitable business opportunities to" you before presenting them to anyone else. Please revise here and/or where appropriate to clarify if any of your initial shareholders owe fiduciary duties to any other entities or persons. If so, revise to clearly discuss how they would reconcile their prior existing duties with those acquired with you.

19. In risk factor 27, we note that there is no limit on the out of pocket expenses that may be incurred. In the event that they exceed the proceeds not held in trust, it would appear that management would not be reimbursed for those excess expenses if a business combination is not consummated. Please revise to include a risk factor to address the conflict that would exist if there are excess expenses that require reimbursement. Also, in the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

20. Risk factor 28 is a generic risk that would apply to any reporting company. Therefore, please remove.
21. Please revise to clarify if the inclusion of risk factors 40 and
41 imply that you will only seek companies that would qualify as "approved enterprises." If that is not the case, we do not understand the discussion in both risk factors as they appear speculative at this point.

22. The risk factors under the caption "risks related to the technology industry" are not relevant since you are not constrained to that industry. If you believe they are material risks, please advise why risk factors discussing risk of all industries should not be included, since as of this stage, you have no business or industry under consideration and are not limited to any industry.

23. If applicable, please revise to discuss the conflict that results from your ability to combine with a company that has preexisting relationships with your initial shareholders. Disclose elsewhere in greater detail the circumstances under which you may enter into a business combination agreement with an affiliated entity. Disclose whether existing stockholders are currently affiliated with entities that may be considered as a potential target business. We may have further comment.

24. Please add a subheading or subheadings as necessary to the disclosure in the risks relating to service and enforcement of legal process. Also, the disclosure in the first paragraph appears to repeat information from risk factor 34 and the second paragraph appears to repeat information from risk factor seven. Please revise this section accordingly.

Use of Proceeds, page 29

25. Please revise to clarify what expenses has been paid by borrowed proceeds and which line item would be used to repay the existing related loan.

26. We note that you will pay $7,500 per month to FCM for the use of their space and services. It appears that the space is also used by
FCF and Koor Industries, LTD. If true, please revise the appropriate sections to discuss the relationships between the noted entities and the basis for the monthly fee if the same facilities will be used by a total of four entities.

27. We note that you may make a lockup payment. Please revise to clarify if such payment is limited to any specific line item. Also, it appears that even if you made a lockup payment that was of a substantial amount, you may not have enough funds to consummate a business combination with the target to which you paid the lockup payment. Such a scenario would lead to an increase in the excess expenses that may be covered by insider advances. Please revise to address that scenario or advise.


Proposed business, page 37

28. Tell us the factors you considered in determining to value this offering at $24,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $22,920,000 in the trust fund to effect the business combination contemplated by the registration statement? Please advise us of the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have
"a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on December 27, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Fortissimo Acquisition Corp. Given management`s extensive and high-level experience in the target region, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

29. We note the disclosure that you may "effect a business combination with a financially unstable company" or an early stage development company. To the extent that you do so, please revise to clarify if management will remain with the combined entity. If not, it is not clear why such a deal would benefit investors in this offering, since investors would essentially be investing in an underperforming company that would retain its underperforming management. If that is the case, they could have directly invested in the company without current management`s ownership diluting any interest they receive. Please revise to clarify or advise.

30. We note the disclosure on page 42 that you may have to obtain a fairness opinion. Please add a discussion of the circumstances that could lead to the board`s inability to determine fair market value

31. Please either provide support for your belief that, "there may be numerous potential target businesses that we could acquire with the net proceeds of this offering," or remove this statement, which appears speculative.

32. We note the disclosure on pages 46 - 50 concerning the various benefits that are afforded by Israeli law. Please revise to clarify how this impacts your search for a business combination. Confirm, if true, that you will only seek companies that can take advantage of the favorable laws. If not, the disclosure here creates an implication that you will. To the extent that you combine with a business that cannot benefit from these laws, the disclosure would be moot.

Management, page 57

33. The prospectus states that Mr. Cohen is the Founding and Managing
Partner of Fortissimo, which is the defined term in the prospectus, collectively, for the three limited partnerships for which FCF is the general partner. At pages 58-59, the prospectus describes Messrs. Blatt, Lesnick, Barashi and Hacohen as partners of Fortissimo. At page 63, the prospectus states that each of the company`s officers and directors is currently affiliated with FCF. See also note (1) to the table at page 64 regarding beneficial ownership of the company`s common stock. Please clarify whether the officers and directors are partners of FCF and/or one or more of the three limited partnerships.

34. We note that Yuval Cohen has served on several boards of directors from 2002 to 2003. To the extent that those companies are reporting companies, please revise to identify each.

35. We note that FCF is a private equity fund that invests in public and private companies. We also note that FCF`s investors are various financial institutions. Considering FCF`s primary business is to invest in operating companies and ventures, it would be material to investors` understanding of the reason for FCF to initiate this offering and taking a route that is different from the traditional private equity investment practice.

Principal Stockholders, page 64

36. Please advise why Michael Chill and Yair Seroussi are not included your table here or revise.

37. We note your disclosure that FCF and each of Messrs. Cohen, Blatt, Lesnick, Barashi and Hacohen may be "deemed" to be "promoters." Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure.

Certain Transactions, page 66

38. The disclosure that all future transactions with affiliated parties are believed to be on terms "no less favorable than available" elsewhere appears speculative considering your status as a company with no operations and no understanding as to the identity of the future members of management of the resulting company.

SEC Position on Rule 144 Sales, page 73

39. Please provide the basis for the last two sentences of this section that Rule 144 would be available to the holder of the Insider
Units with respect to their resale following a business combination.
We may have further comment.

Underwriting, page 74

40. Tell us whether EarlyBirdCapital will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

41. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

42. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-3

43. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Note 2 - Proposed Public Offering, Page F-8

44. Revise to clarify the expected timing of the issuance of the 400,000 Representative`s Options and whether the options will be issued regardless of the status of the registration statement. Also, tell us your basis for using a volatility estimate of 44.8% in computing the fair value of the options.

45. In this footnote, you state the warrants will expire four years from the effective date of the proposed offering. In "Underwriting" on page 59 you state the warrants expire five years from the date of the prospectus. In the agreements filed as exhibits 1.1 and 4.4, you state the warrants expire on the five-year anniversary of the effective date and four years from the effective date of the registration statement, respectively. Please revise to provide consistent information throughout the documents.

Outside Back Cover Page

46. Please advise why the prospectus delivery requirement is not
90
days instead of the disclosed 40 days.

Part II
Recent Sales of Unregistered Securities

47. Please include a discussion in this section of the private placement that is being registered for resale in this offering.
Disclose the exemption relied upon and the facts supporting reliance upon the exemption.

Exhibit 23

48. Provide a current consent of the independent accountant in any amendment.

49. The legality opinion should also cover the units and the warrants themselves, in addition to the common stock comprising the units and warrants. Please revise the legality opinion accordingly.

50. We note disclosure in article sixth of your Amended and Restated
Certificate of Incorporation states that "[T]he following provisions
(A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Brian B. Margolis, Esq.
	Fax: (212) 969-3000




Mr. Yuval Cohen
Fortissimo Acquisition Corp.
February 28, 2006
Page 1